Joanne R. Soslow
215.963.5262
 jsoslow@morganlewis.com

September 10, 2009

VIA EDGAR AND FACSIMILE (202) 772-9203

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-3628
Attention:	Mellissa Campbell Duru Special Counsel Office of Mergers & Acquisitions
Re:
Tucows Inc.
Schedule TO-I
Filed August 20, 2009
File No. 5-49487

Dear Ms. Duru:

        On behalf of Tucows Inc. (the "Company"), we are responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") contained in your letter, dated August 26, 2009, to Joanne Soslow on behalf of the Company with respect to the Company's Schedule TO-I (the "Schedule TO-I").

        In response to your letter, set forth below are the Staff's comments in bold followed by the Company's responses.

        As indicated below, the Company has made changes to the referenced disclosure in an Amendment No. 1 to Schedule TO-I ("Amendment No. 1"), which the Company is filing contemporaneously with this response letter. Amendment No. 1 also contains certain non-material changes and additions resulting from management's ongoing review of the disclosures contained therein.

        We have sent to your attention via overnight delivery three courtesy copies of the following: (i) this letter as filed via EDGAR; (ii) Amendment No. 1 as filed via EDGAR; and (iii) Amendment No. 1, marked to show changes against the initial Schedule TO-I, as filed with the Commission on August 20, 2009.

Schedule TO-I

Exhibit 99(a)(1)(A): Offering Memorandum

1.
The price range you have set for the shares allows for a range of offering prices amounting to 50%. Please advise us of why the use of the this broad range in a tender offer complies with Item 4 of Schedule TO and Item 1004(a)(1)(ii), which requires that the offering document clearly set forth the price at which you are offering to purchase the shares. While we have permitted the use of a modified Dutch auction structure for issuer tender offers, we believe the use of a reasonable range of potential offer prices is necessary to satisfy these requirements. Please advise or revise.

  In determining the initial price range for its most recent tender offer, the Company took into account, among other factors, the patterns of fluctuation in the market price of its common stock in connection with the announcement, commencement and closing of it previous two modified Dutch auction tender offers, which were launched on February 12, 2009 and May 26, 2009, respectively.

  The Company announced its first tender offer on February 9, 2009, in which it offered to repurchase up to 4 million shares for a price not lower than $0.32 and not to exceed $0.45. The closing price of the Company's common stock on the date of this announcement was $0.35. When the Company launched this tender offer on February 12, 2009, the range was narrowed to $0.36 to $0.45 and the Company's stock closed at $0.38 on the launch date. When the preliminary results of the tender offer were announced on March 16, 2009, the tender offer was close to 100% oversubscribed and the Company announced that it was repurchasing the full 4 million shares at a price per share of $0.41. The Company's stock price closed at $0.35 on that date, and closed at $0.37 per share one week later on March 23, 2009, the date the final results of the offer were announced. During this entire tender offer period, the Company's stock price traded well below the Company's maximum offer price in the tender offer (the high price during such period was $0.39, while the low for such period was $0.33).

  The Company announced its second tender offer on May 13, 2009, on the same terms that were contained in the first tender offer: up to 4 million shares in a price range from $0.36 to $0.45 per share. The closing price of the Company's common stock on the date of this announcement was $0.40 per share, and when the Company officially launched this second tender offer on May 26, 2009 on the same terms, its stock closed at $0.39. When the Company announced the preliminary results of the tender offer on June 24, 2009, the offer was undersubscribed by almost 75%, with approximately 1.1 million shares tendered. The Company amended its offer to purchase only up to 1 million shares on the same terms, and extended the offer period for an additional ten business days. Shares of the Company's common stock closed at $0.43 on the date the initial preliminary results were announced, at $0.39 per share on July 10, 2009 (the date on which the preliminary results of the revised offering were announced) and at $0.40 per share on July 14, 2009 when the Company announced the final results of this second tender offer. On all but two days of the entire period during which the second tender offer was open, the Company's common stock traded at or below the maximum offer price in the tender offer (the minimum trading price during this period was $0.38 per share and the maximum trading price was $0.47 per share). The Company notes that, during the offer period, its stock only traded above the high end of the price range on June 5, 2009 ($0.47) and June 11, 2009 ($0.46).

  As a result of (1) the trading patterns during the first two tender offers (which, as noted above, each contained a price range of $0.09) (2) the fact that the management of the Company believed (and continues to believe) that the Company's stock is undervalued and believes that issuer tender offers are one of the best methods to return such value to the Company's shareholders and (3) the fact that, as demonstrated by the variety of subscriptions received in the first two tender offers, it is difficult for the Company, because of its overall small size and relatively modest price per share, to predict the response of its shareholders to tender offers, the Company decided to set a wider price range ($0.40 to $0.60) in this third tender offer, which management felt properly accommodated the trading levels of the Company's stock over the past few months (on the low end) and would still deliver a premium to shareholders tendering on the high end of the range (the last time that the Company's common stock closed at over $0.60 per share was on June 26, 2008). As further evidence of this, on August 10, 2009, the date on which the third tender offer was announced, the Company's common stock closed at $0.45, which was relatively close to the low end of the range. On August 20, 2009, the date on which the tender offer was commenced and just eight trading days after the announcement, the Company's stock closed $0.10 higher at $0.55 per share.

  The Company is familiar with the staff's position and guidance, both through Regulation M-A and through the staff's no-action letters, that the price range that is set in a modified Dutch auction issuer tender offer must properly indicate to shareholders "[t]he type and amount of consideration offered." Based on the factors above, the Company believes that the $0.40 to $0.60 price range is reasonable in the context of the last two tenders and would have properly communicated to shareholders the potential price being offered by the Company for their shares. Furthermore, while the size of this range is outside of the staff's standard guidance on a percentage basis, the Company does not feel that a $0.20 price range is unreasonable, given the circumstances cited above.

  Nevertheless, in an effort to strictly comply with the staff's guidance and the requirements of Regulation M-A, the Company has narrowed the price range in this tender offer to no less than $0.52 and no more than $0.60 per share. The Company understands that it will be required to hold open the tender offer period for at least an additional ten business days from the date on which it notifies the shareholders of such change in consideration. The Company will extend the offer period until 5:00 p.m. on October 2, 2009.

2.
Further to our previous comment, we remind you that Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that ten business days remain in an offer following any notice of increase or decrease in the consideration offered. Please confirm your intent in that regard.

  The Company has confirmed that it intends to hold the tender offer period open for at least ten business days following its notice of the change in the price range, in accordance with Rules 13e-4(f)(1)(ii) and 14e-1(b). The Company will extend the offer period until 5:00 p.m. on October 2, 2009.

Summary

3.
Include a brief statement as to the accounting treatment of the offer, or explain supplementally why such information is not material in the context of this offer. See Item 1004(a)(1)(ix) of Regulation M-A.

  The Company has included a new disclosure on page v of the amended Offer to Purchase attached to Amendment No. 1 as follows:

  "What is the accounting treatment for the purchase of shares in the tender offer?

  The accounting for our purchase of shares in the tender offer will result in a reduction of our shareholders' equity in an amount equal to the aggregate purchase price of the shares we purchase plus associated fees and expenses. The same amount will be reflected in the aggregate as a reduction in cash. Shares repurchased under the terms of the tender offer will be cancelled. The reduction in the number of shares outstanding will also be included in the computation of earnings per share and diluted earnings per share."

What is the market value of my shares as of a recent date, page iv

4.
Please update this information and highlight the relationship of the current market price to the range of prices being offered. In this regard, we note that the market price referenced is above the lower end of the range being offered and slightly below the upper end of the range. Based on the market prices at the time of filing, please revise to highlight that shareholders who tender into the offer may receive less than they would have received had they sold their shares in the open market.

  The Company has included an additional sentence to the end of the disclosure on page iv of the amended Offer to Purchase under the heading "What is the market value of my shares as of a recent date?" as follows:

  "This price is above the lower end of the price range of our offer and below the upper end of the price range. Therefore, depending on the price we select that will enable us to buy 5,000,000 shares, shareholders who tender their shares at the lower end of the price range may receive less than they would have received had they sold their shares in the open market."

Conditions to our Offer, page 13

5.
Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

  The Company confirms its understanding that when a condition is triggered and the Company decides to proceed with the tender offer anyway, the staff considers this a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company understands that it may be required to extend the offer and recirculate new disclosure to its security holders. The Company further understands that it may not simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.

6.
Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

  The Company confirms its understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform its shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Where can you find more information, page 19

7.
Please revise to specify the correct address of the Securities & Exchange Commission's public reference room at 100 F. St., NE, Washington, DC 20549.

  The Company has corrected the address of the Securities & Exchange Commission's public reference room at 100 F. St., NE, Washington, DC 20549 on page 20 of the amended Offer to Purchase attached to Amendment No. 1.

8.
We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with your disclosure obligations under Rule 13d-4(e)(3), which requires that you amend the offer document to reflect a material change in the information previously disclosed. Please revise your disclosure and confirm that the Company will avoid using this statement in all future communications.

  The Company has revised the disclosure in the second sentence of the third full paragraph on page 20 of the amended Offer to Purchase attached to Amendment No. 1 as follows:

  "Except for our obligations under the Securities Exchange Act of 1934 to disclose a material change in the information in this offer to purchase, we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this offer to purchase or to reflect the occurrence of unanticipated events."

  Additionally, the Company has confirmed to us that it will avoid using the original statement in all future communications.

Letter of Transmittal

9.
As currently disclosed, you have not provided boxes that shareholders may check that reflect incremental increases within the range of prices being offered. Please revise to specify the range and provide choices within the specified range or advise us as to why this is not necessary.

  Because the revised range of potential prices at which the Company may repurchase shares in the tender offer only spans $0.08 (from $0.52 to $0.60) and thus only permits incremental increases of $0.01, the Company believes that there is a very low risk of error that a shareholder will include an incorrect increment of less than $0.01 when he, she or it is filling out the Letter of Transmittal, and therefore chose to include one blank for shareholders to fill in his, her or its desired tender price within the range, rather than provide for nine separate check boxes for a shareholder to choose from.

        The Company's acknowledgement of its responsibility for its disclosures, in the form requested by the Commission, signed by Elliot Noss, Chief Executive Officer of the Company, accompanies this response.

*****************************************

        If you have any questions, please feel free to contact me at (215) 963-5262

Very truly yours,
/s/ Joanne R. Soslow

Joanne R. Soslow
JRS/amj
Enclosures

c:
Elliott Noss, Tucows Inc.

September 9, 2009

VIA EDGAR AND FACSIMILE (202) 772-9203

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-3628
Attention:	Mellissa Campbell Duru Special Counsel Office of Mergers & Acquisitions
Re:
Tucows Inc.
Schedule TO-I
Filed August 20, 2009
File No. 5-49487

Dear Ms. Duru:

        In connection with the comments of the Staff of the Securities and Exchange Commission (the "Commission") contained in your letter, dated August 26, 2009, to Joanne Soslow on behalf of the Company with respect to the above referenced filing, Tucows Inc. (the "Company") hereby acknowledges the following:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

TUCOWS INC.

By:	/s/ ELLIOT NOSS
	Name:	Elliot Noss
	Title:	Chief Executive Officer